Filed pursuant to Rule 424(b)(3)
Registration No. 333-119645

PROSPECTUS

Microvision, Inc.

Common Stock

2,340,768 Shares

This prospectus relates to the resale of up to 2,340,768 shares of our common stock as follows:

•	1,447,178 shares of our common stock issuable upon conversion of our Series A Convertible Preferred Stock;

•	289,436 shares of our common stock that may be issued in connection with the antidilution provisions of our Series A Convertible Preferred Stock;

•	170,000 shares of our common stock that may be issued as dividends on, or upon mandatory redemption of, our Series A Convertible Preferred Stock;

•	361,795 shares of our common stock issuable upon exercise of a warrant; and

•	72,359 shares of our common stock that may be issued in connection with the antidilution provisions of the warrant.

We are registering these shares on behalf of the selling stockholder named in this prospectus to be offered and sold by it from time to time.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the “ Risk Factors” set forth herein beginning on page 2 and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

Our common stock is listed on the Nasdaq National Market with the ticker symbol: “MVIS.” On October 7, 2004, the closing price of one share of our common stock on the Nasdaq National Market was $6.00.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 20, 2004.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to our financial condition, results of operations, business, and prospects. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

Forward-looking statements include, but are not limited to, those relating to the general direction of our business, including our retinal scanning display, imaging solutions, and optical materials businesses; the ability of our retinal scanning display technology or products incorporating this technology to achieve market acceptance; our ability to marshal adequate financial, management, and technical resources to develop and commercialize our technologies; our expected revenues and expenses in future periods; developments in the defense, aerospace and other industries on which we have focused; and our relationships with strategic partners.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The section entitled “Risk Factors” that is set forth herein and as updated from time to time in our subsequent quarterly and annual reports describe these risks.

RISK FACTORS

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception and we anticipate an operating loss at least through the year ending December 31, 2004. We cannot assure you that we will ever become or remain profitable.

•	As of June 30, 2004, we had an accumulated deficit of $169.5 million.

•	We incurred consolidated net losses of $100.9 million from inception through 2001, $27.2 million in 2002, $26.2 million in 2003, and $15.2 million for the six months ended June 30, 2004.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of the scanned beam technology and development of demonstration units. We introduced our first two commercial products during 2002. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain substantial customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through Mid 2005 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to continue to fund our operations and to implement our business plan. If we do not obtain additional capital, we may be required to limit our operations substantially. Raising additional capital may dilute the value of current shareholders’ shares.

We will require additional capital to continue to fund our operations, including to:

•	Further develop the scanned beam and polymer materials technologies,

•	Add manufacturing capacity,

•	Develop and protect our intellectual property rights, and

•	Fund long-term business development opportunities.

If revenues are less than we anticipate, if the level and mix of revenues vary from anticipated amounts and allocations or if expenses exceed the amounts budgeted, we may require additional capital earlier to further the development of our technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us. Additional financing may not be available to us or, if available, may not be available on terms acceptable to us on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, we may be required to limit our operations substantially. Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned beam and optical material technologies and the market acceptance and competitive position of such products. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of current shareholders’ shares.

Our Series A Convertible Preferred Stock may adversely impact our common stockholders or limit our ability to obtain additional financing.

We have issued shares of Series A Convertible Preferred Stock (the “Series A Preferred”). The Series A Preferred has a liquidation preference in the amount of $10 million plus accrued and unpaid dividends, which must be paid before common stockholders would receive funds in the event of a liquidation. The Series A Preferred has antidilution protection that provides that each share of Series A Preferred will become convertible into a greater number of shares of our common stock if we issue common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the Series A Preferred. In addition, we are required to redeem the shares of Series A Preferred for cash in certain circumstances, including in the event of a material breach of our representations or covenants under the purchase agreement or a change in control. We are required to redeem the Series A Preferred on September 10, 2007 for cash or our common stock, at our election. We have also agreed not to issue equity securities senior to, or greater than $10 million of equity securities on par with, the Series A Preferred until March 10, 2005, and we have agreed to limit the debt we may incur. These limitations could materially and adversely affect our ability to raise funds necessary to continue our business.

We cannot be certain that the scanned beam technology or products incorporating this technology will achieve market acceptance. If the scanned beam technology does not achieve market acceptance, our revenues may not grow.

Our success will depend in part on customer acceptance of the scanned beam technology. The scanned beam technology may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products or by consumers of these products. To be accepted, the scanned beam technology must meet the expectations of our potential customers in the defense, industrial, medical and consumer markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop the scanned beam technology.

It may become more difficult to sell our stock in the public market.

Our common stock is listed for quotation on the Nasdaq National Market. To keep our listing on this market, we must meet Nasdaq’s listing maintenance standards. If we are unable to continue to meet Nasdaq’s listing maintenance standards, our common stock could be delisted from the Nasdaq National Market. If our common stock were delisted, we likely would seek to list the common stock on the Nasdaq SmallCap Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock were not listed on the SmallCap Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from the Nasdaq National Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from the Nasdaq National Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on the Nasdaq National Market. While the penny stock rules should not affect the quotation of our common stock on the Nasdaq National Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. During the second, third and fourth quarters of 2002 and the first and second quarter of 2003, the market price of our stock traded below $5.00 per share.

Our lack of the financial and technical resources relative to our competitors may limit our revenues, potential profits and overall market share.

Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than us. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

The information display industry has been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop the scanned beam technology and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors’ product advances.

We may not succeed in these efforts because of:

•	delays in product development,

•	lack of market acceptance for our products, or

•	lack of funds to invest in product development and marketing.

The occurrence of any of the above factors could result in decreased revenues and market share.

We could face lawsuits related to our use of the scanned beam technology or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues and increase our operating expenses.

We are aware of several patents held by third parties that relate to certain aspects of scanned beam displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize the scanned beam technology and other technologies and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or the scanned beam technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant cost, to require others and us to cease selling products that incorporate scanned beam technology, to cease licensing scanned beam technology or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

Our planned future products are dependent on advances in technology by other companies.

We rely on and will continue to rely on technologies, such as light sources and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. Due to the current business environment, many companies that are developing new technologies are reducing expenditures on research and development. This may delay the development and commercialization of components we would use to manufacture certain of our planned future products.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating scanned beam display technology could become subject to new health and safety regulations that would reduce our ability to commercialize the scanned beam display technology. Compliance with any such new regulations would likely increase our cost to develop and produce products using the scanned beam display technology and adversely affect our financial results.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

To date, we have produced limited quantities of Nomad and Flic, and demonstration units for research, development and demonstration purposes. The cost per unit for these units currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products to compete effectively.

Our success depends, in part, on our ability to gain acceptance of our current and future products by a large number of customers. Achieving market-based acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by potential customers. We may be unable to offer products consistently or at all that compete effectively with products of others on the basis of price or performance. Failure to achieve broad acceptance of our products by potential customers and to effectively compete would have a material adverse effect on our operating results.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors existing in foreign countries.

We currently use a contract manufacturer in Asia to manufacture Flic, and we plan to continue using foreign manufacturers to manufacture some of our products where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including:

•	political and economic instability;

•	high levels of inflation, historically the case in a number of countries in Asia;

•	burdens and costs of compliance with a variety of foreign laws;

•	foreign taxes; and

•	changes in tariff rates or other trade and monetary policies.

If we experience delays or failures in developing commercially viable products, we may have lower revenues.

We began production of Nomad, our first commercial product, in December 2001. In September 2002, we introduced Flic, our second commercial product. In addition, we have developed demonstration units incorporating the scanned beam technology, and demonstration units have been built using the polymer materials technology. However, we must undertake additional research, development and testing before we are able to develop additional products for commercial sale. Product development delays by us or our potential product development partners, or the inability to enter into relationships with these partners, may delay or prevent us from introducing products for commercial sale.

If we cannot supply products in commercial quantities, we will not achieve commercial success.

We are developing our capability to manufacture products in commercial quantities. Our success depends in part on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If our licensors and we are unable to obtain effective intellectual property protection for our products and technology, we may be unable to compete with other companies.

Intellectual property protection for our products is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend in part on our ability and the ability of the University of Washington and our other licensors to maintain the proprietary nature of the scanned beam display and other key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets. We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position and the patent position of the University of Washington and other licensors involves complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Additionally, the scope of patents are subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own or license from others protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees contractors and partners with a need to know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

We could be exposed to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our product applications are alleged to be defective or cause harmful effects. For example, because our scanned beam displays are designed to scan a low power beam of colored light into the user’s eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We rely heavily on a limited number of development contracts with the U.S. government, which are subject to immediate termination by the government for convenience at any time, and the termination of one or more of these contracts could have a material adverse impact on our operations.

During the first six months of 2004 and for the years 2003 and 2002, 42%, 49% and 83%, respectively, of our consolidated revenue was derived from performance on a limited number of development contracts with the U.S. government. Therefore, any significant disruption or deterioration of our relationship with the U.S. government would significantly reduce our revenues. Our government programs must compete with programs managed by other contractors for limited amounts and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. Our competitors continuously engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. Our contracts with the government are subject to immediate termination by the government for convenience at any time. The government may choose to use contractors with competing display technologies or it may decide to discontinue any of our programs altogether. In addition, those development contracts that we do obtain require ongoing compliance with applicable government regulations. Termination of our development contracts, a shift in government spending to other programs in which we are not involved, a reduction in government spending generally, or our failure to meet applicable government regulations could have severe consequences for our results of operations.

Our products have long sales cycles, which make it difficult to plan our expenses and forecast our revenues.

We have a lengthy sales cycle that involves numerous steps including discussion of a product application, exploring the technical feasibility of a proposed product, evaluating the costs of manufacturing a product and manufacturing or contracting out the manufacturing of the product. Our long sales cycle, which can last several years, makes it difficult to predict the quarter in which sales will occur. Delays in sales could cause significant variability in our revenues and operating results for any particular quarterly period.

Our exploratory arrangements may not lead to products that will be profitable.

Our developmental contracts, including our relationships with parties such as the U.S. government, Canon, BMW and Volkswagen of America, are exploratory in nature and are intended to develop new types of products for new applications. These efforts may prove unsuccessful, and these relationships may not result in the development of products that will be profitable.

Our revenues are highly sensitive to developments in the defense and aerospace industries.

Our revenues to date have been derived principally from product development research relating to defense applications of the scanned beam display technology. We believe that development programs and sales of potential products in this market will represent a significant portion of our future revenues. Developments that adversely affect the defense sector, including delays in government funding and a general economic downturn, could cause our revenues to decline substantially.

Our Virtual Retinal Display technology depends on our licenses from the University of Washington. If we lose our rights under the licenses, our operations would be adversely affected.

We have acquired the exclusive rights to the Virtual Retinal Display under a license from the University of Washington. The license expires upon expiration of the last of the University of Washington’s patents that relate to this technology, which we currently anticipate will not occur until after 2011. We could lose our exclusivity under the license if we fail to respond to an infringement action or fail to use our best efforts to commercialize the licensed technology. In addition, the University of Washington may terminate the license upon our breach and has the right to consent to all sublicense arrangements. If we were to lose our rights under the license, or if the University of Washington were to refuse to consent to future sublicenses, we would lose a competitive advantage in the market, and may even lose the ability to commercialize our products completely. Either of these results could substantially decrease our revenues.

We are dependent on third parties in order to develop, manufacture, sell and market our products.

Our strategy for commercializing the scanned beam technology and products incorporating the scanned beam technology includes entering into cooperative development, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the scanned beam technology or find that the development, manufacture or sale of products incorporating the scanned beam technology would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing.

Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

Our quarterly performance may vary substantially and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Our revenues to date have been generated from a limited number of development contracts with U.S. government entities and commercial partners. Our quarterly operating results may vary significantly based on:

•	reductions or delays in funding of development programs involving new information display technologies by the U.S. government or our current or prospective commercial partners;

•	changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;

•	announcements by other companies in our industry;

•	changes in business or regulatory conditions;

•	announcements or implementation by our competitors of technological innovations or new products;

•	the status of particular development programs and the timing of performance under specific development agreements;

•	economic and stock market conditions; or

•	other factors unrelated to our company or industry.

In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence. In addition, following periods of volatility in the market price of a company’s securities, shareholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay significant damages.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have significantly expanded the scope of our operations. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

If the value of our investment in Lumera decreases, our income will be adversely affected.

A significant portion of our assets include an investment in Lumera. Lumera’s stock price is subject to fluctuation and may decrease, lowering the value of our investment. We hold approximately 33% of Lumera’s common stock. Since we own a large percentage of Lumera’s common stock, if an active market does not develop or is not sustained, it may be difficult for us to sell our shares of common stock at an attractive price or at all. In connection with the Lumera initial public offering we entered into a six month lock-up agreement. During the lock-up period we cannot sell or pledge as collateral our shares of Lumera stock. The likelihood of Lumera’s success, and the value of the common stock we hold, must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include Lumera’s potential inability to establish product sales and marketing capabilities, to establish and maintain markets for their potential products, and to continue to develop and upgrade their technologies to keep pace with changes in technology and the growth of markets using polymer materials. If Lumera is unsuccessful in meeting these challenges, its stock price, and the value of our investment, could decrease.

THE COMPANY

Microvision develops information display and capture devices and related technologies. We are developing and seek to commercialize technologies and products in two business platforms relating to the delivery of images and information:

•	Retinal scanning displays, which use retinal scanning display technology to display information on the retina of the viewer’s eye. These displays are currently being refined and developed for defense, medical, industrial and consumer applications.

•	Image capture devices which use proprietary scanning technology to capture images and information in applications such as bar code readers or cameras. These devices include bar code readers and miniature high-resolution cameras.

Additional information concerning our business is set forth in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in the registration statement of which this prospectus constitutes a part.

Our executive offices are located at 19910 North Creek Parkway, Bothell, Washington 98011-3008, and our telephone number is (425) 415-6847.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the stockholder who offers and sells them. We will not receive any proceeds from this offering. However, we would receive proceeds of approximately $2,952,247 if all of the warrants issued to the selling stockholder and outstanding as of the date of this prospectus are exercised for cash. The funds would be used for general corporate purposes.

SELLING STOCKHOLDER

We entered into a Securities Purchase Agreement dated as of September 9, 2004 with Satellite Strategic Finance Associates, LLC providing for the sale of 10,000 shares of our Series A Preferred Stock with a stated value of $1,000 per share and a warrant to purchase 361,795 shares of our common stock for an aggregate purchase price of $10,000,000. We issued the preferred stock and the warrant on September 10, 2004.

Based on the initial conversion price of $6.91, the preferred stock is convertible into 1,447,178 shares of our common stock. The initial conversion price is subject to adjustment in the event we issue common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the Series A Preferred. The Series A Preferred is entitled to an annual dividend of 3.5% of the stated value of the Series A Preferred, payable quarterly. The dividend is payable in cash or registered common stock, at our election. The Series A Preferred matures on September 10, 2007, at which time it is payable in cash or registered common stock, at our election. We can also elect to convert the Series A Preferred into common stock if the common stock price exceeds $12.09. The Series A Preferred is subject to mandatory redemption in cash by us in certain circumstances, including upon a change of control of the Company.

The warrant expires on September 10, 2009 and is immediately exercisable. The initial exercise price of the warrant is $8.16 per share and is subject to adjustment in the event we issue common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant.

The selling stockholder is a party to a registration rights agreement in which we agreed to register the shares of common stock issuable upon conversion of the preferred stock and exercise of the warrant, and to keep the registration statement effective until the earlier of September 10, 2006, the date on which all of the shares of common stock registered hereunder are sold, or until all of the shares are eligible for sale pursuant to Rule 144(k) of the Securities Act of 1933, as amended (the “Act”). Registration of these shares does not necessarily mean that the selling stockholder will sell all or any of the shares. The selling stockholder may be deemed an “underwriter” within the meaning of the Act.

In the event the selling stockholder transfers some or all of its shares to a permitted transferee, such transferee shall not be able to use this prospectus to sell shares unless and until such transferee is identified as a selling stockholder in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus forms a part.

The shares listed below represent all of the shares that the selling stockholder currently beneficially owns, the number of shares it may offer and the number of shares it will own after the offering assuming it sells all of the shares. Its percentage beneficial ownership in our outstanding common stock is shown in parentheses next to the number of shares and is based on 21,507,788 shares of common stock issued and outstanding as of September 24, 2004:

	Shares Beneficially Owned and Ownership Percentage Prior to Offering (1)		Shares Being Offered	Shares Beneficially Owned and Ownership Percentage After Offering (1)
Selling Stockholder	Shares	Percentage		Shares	Percentage
Satellite Strategic Finance Associates, LLC	1,808,973	8.41%	1,808,973	0	0%

(1)

Assumes that all of the shares currently beneficially owned by the selling stockholder are sold, and that the selling stockholder acquires no additional shares of common stock before the completion of this offering. Includes 1,447,178 shares issuable upon conversion of outstanding shares of the Series A Preferred and 361,795 shares issuable upon exercise of an outstanding warrant. The selling stockholder may also sell up to an additional 289,436 shares that we may issue in connection with the antidilution provisions of the Series A

Preferred, an additional 170,000 shares that we may issue as dividends or upon mandatory redemption of the Series A Preferred and an additional 72,359 shares that we may issue in connection with the antidilution provisions of the warrant, in each case, if we issue such shares to the selling stockholder. The Certificate of Designations, Preferences and Rights of the Series A Preferred and the warrant issued to the selling stockholder contain provisions that prevent conversion of the Series A Preferred stock or exercise of the warrant if such conversion or exercise would result in the selling stockholder owning greater than 4.9% of our common stock then outstanding. Accordingly, the selling stockholder disclaims beneficial ownership of any shares of our common stock in excess of such amount.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholder. “Selling stockholder,” as used in this prospectus, includes donees and pledgees selling shares received from the named selling stockholder after the date of this prospectus. The selling stockholder may offer its shares of common stock at various times in one or more of the following transactions:

•	in the over-the-counter market;

•	in private transactions other than in the over-the-counter market;

•	in connection with short sales of the shares of common stock;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The selling stockholder may use broker-dealers to sell its shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under any of Item 9, Item 12, Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	Our annual report of Form 10-K for the year ended December 31, 2003;

•	Our quarterly reports on Form 10-Q for the periods ended March 31, 2004 and June 30, 2004;

•	The description of our common stock set forth in Amendment No. 1 to our Registration Statement on Form SB-2 (Registration No. 33-5276-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-21221); and

•	Our current reports on Form 8-K filed with the SEC on September 10, 2004, August 6, 2004, July 26, 2004, May 19, 2004, May 5, 2004 and March 10, 2004.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Microvision, Inc.

19910 North Creek Parkway

Bothell, Washington 98011-3008

Attention: Investor Relations

(425) 415-6847

This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized nor has the selling stockholder authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

LEGAL OPINION

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the shares.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s continued operating losses and management’s plans with respect thereto) of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

MICROVISION, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Shareholders of

Microvision, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Microvision, Inc. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated March 12, 2004, the Company, as discussed in Note 1, paragraph 3, has continued to experience operating losses. Note 1, paragraph 3 describes management’s plans to address these issues.

PricewaterhouseCoopers LLP

Seattle, Washington

March 12, 2004, except as to paragraphs 2 and 3 of Note 1, which are as of October 7, 2004.

Microvision, Inc.

Consolidated Balance Sheets

(in thousands, except per share information)

	December 31,
	2003	2002
Assets
Current assets
Cash and cash equivalents	$10,700	$9,872
Investment securities, available-for-sale	11,078	5,304
Accounts receivable, net of allowances of $109 and $109	1,896	1,315
Costs and estimated earnings in excess of billings on uncompleted contracts	664	1,073
Inventory	331	747
Other current assets	1,684	2,348

Total current assets	26,353	20,659

Property and equipment, net	5,958	7,672
Restricted investments	1,269	1,356
Receivables from related parties, net	—	2,043
Other assets	338	537

Total assets	$33,918	$32,267

Liabilities, Minority Interests and Shareholders’ Equity
Current liabilities
Accounts payable	$1,223	$1,462
Accrued liabilities	5,164	4,309
Billings in excess of costs and estimated earnings on uncompleted contracts	53	230
Current portion of capital lease obligations	62	84
Current portion of long-term debt	70	63

Total current liabilities	6,572	6,148

Research liability, net of current portion	1,948	1,025
Capital lease obligations, net of current portion	34	94
Long-term debt, net of current portion	99	169
Deferred rent, net of current portion	107	192
Other long-term liabilities	16	—

Total liabilities	8,776	7,628

Commitments and contingencies (Note 13)

Minority interests	1,847	7,223

Shareholders’ equity
Common stock, par value $.001; 73,000 shares authorized; 21,449 and 0 shares issued and outstanding	21	—
Paid-in capital and common stock: no par value; 0 and 31,250 shares authorized; 0 and 15,154 shares issued and outstanding	180,354	147,058
Preferred stock, par value $.001 and $0; 25,000 and 31,250 shares authorized; and 0 and 0 shares issued and outstanding	—	—
Deferred compensation	(846)	(1,490)
Subscriptions receivable from related parties	(166)	(166)
Receivables from related parties, net	(1,823)	—
Accumulated other comprehensive income	25	121
Accumulated deficit	(154,270)	(128,107)

Total shareholders’ equity	23,295	17,416

Total liabilities, minority interests and shareholders’ equity	$33,918	$32,267

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.

Consolidated Statements of Operations

(in thousands, except per share information)

	Year ended December 31,
	2003	2002	2001
Revenue	$14,652	$15,917	$10,762

Cost of revenue	7,046	6,997	6,109

Gross margin	7,606	8,920	4,653

Research and development expense (exclusive of non-cash compensation expense of $1,006, $1,138 and $865 for 2003, 2002 and 2001, respectively)	23,316	25,519	31,899

Marketing, general and administrative expense (exclusive of non-cash compensation expense of $1,150, $846 and $1,668 for 2003, 2002 and 2001, respectively)	15,827	16,798	14,356

Non-cash compensation expense	2,156	1,984	2,533

Total operating expenses	41,299	44,301	48,788

Loss from operations	(33,693)	(35,381)	(44,135)

Interest income	381	1,059	2,523
Interest expense	(51)	(59)	(92)
Gain on disposal of fixed assets, net	36	—	—
Realized gain on sale of investment securities	39	88	316
Loss due to impairment of long-term investment	—	(624)	—

Loss before minority interests	(33,288)	(34,917)	(41,388)

Minority interests in loss of consolidated subsidiary	7,125	7,741	6,594

Net loss available for common shareholders	$(26,163)	$(27,176)	$(34,794)

Net loss per share—basic and diluted	$(1.46)	$(1.93)	$(2.85)

Weighted-average shares outstanding—basic and diluted	17,946	14,067	12,200

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands)

	Common stock		Paid-In capital and common stock, no par value	Deferred compensation	Subscriptions receivable from related parties	Receivables from related parties	Accumulated other comprehensive (loss) income	Accumulated deficit	Shareholders’ equity
	Shares	Par value
Balance at December 31, 2000	11,884	$—	$120,506	$(4,378)	$(403)	$—	$454	$(66,137)	$50,042

Issuance of stock to board members for services	6		133	(133)					—
Issuance of stock and options to non-employees for services	1		108	(52)					56
Exercise of warrants and options	99		1,177						1,177
Sales of common stock	971		10,355						10,355
Effect of change in interest in subsidiary from issuance of subsidiary common stock			3,001						3,001
Issuance of stock for acquisition of license	37		970						970
Revaluations of warrants and options			(296)	296					—
Collection of subscriptions receivable					82				82
Amortization of deferred compensation				1,464					1,464
Other comprehensive income							(27)		(27)
Net loss								(34,794)	(34,794)

Balance at December 31, 2001	12,998	—	135,954	(2,803)	(321)	—	427	(100,931)	32,326

Exercise of warrants and options	8		15						15
Sales of common stock	2,148		11,560						11,560
Revaluations of warrants and options			(471)	471					—
Collection of subscriptions receivable					155				155
Amortization of deferred compensation				842					842
Other comprehensive income							(306)		(306)
Net loss								(27,176)	(27,176)

Balance at December 31, 2002	15,154	—	147,058	(1,490)	(166)	—	121	(128,107)	17,416

Issuance of options to board members for services			1	(1)					—
Issuance of stock, options and warrants to non-employees for services	9		252	(189)					63
Exercise of warrants and options	82		538						538
Sales of common stock	6,204		32,385						32,385
Revaluations of warrants and options			(4)	4					—
Extension of expiring employee options			145						145
Amortization of deferred compensation				830					830
Reclassification of receivables from related parties						(1,823)			(1,823)
Establishment of par value of common stock		21	(21)						—
Other comprehensive income							(96)		(96)
Net loss								(26,163)	(26,163)

Balance at December 31, 2003	21,449	$21	$180,354	$(846)	$(166)	$(1,823)	$25	$(154,270)	$23,295

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year ended December 31,
	2003	2002	2001
Net loss available for common shareholders	$(26,163)	$(27,176)	$(34,794)

Other comprehensive income (loss)—unrealized gain (loss) on investment securities, available-for-sale:

Unrealized holding gains (losses) arising during period	(57)	(218)	289

Less: reclassification adjustment for gains realized in net loss	(39)	(88)	(316)

Net unrealized gain (loss)	(96)	(306)	(27)

Comprehensive loss	$(26,259)	$(27,482)	$(34,821)

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.

Consolidated Statement of Cash Flows

(in thousands)

	Year ended December 31,
	2003	2002	2001
Cash flows from operating activities
Net loss	$(26,163)	$(27,176)	$(34,794)
Adjustments to reconcile net loss to net cash used in operations
Depreciation	3,109	2,943	2,381
Gain (loss) on disposal of fixed assets, net	(36)
Non-cash expenses related to issuance of stock, warrants and options, and amortization of deferred compensation	2,156	1,984	2,533
Non-cash expenses related to issuance of stock for an exclusive license agreement	—	—	970
Impairment of long-term investment	—	624	—
Allowance for receivables from related parties	200	700	—
Realized gain on sale of investment securities	(39)
Minority interests in loss of consolidated subsidiary	(7,125)	(7,741)	(6,594)
Non-cash deferred rent	(85)	(9)	17
Allowance for estimated contract losses	—	(155)	(140)
Change in
Accounts receivable	(581)	397	(679)
Costs and estimated earnings in excess of billings on uncompleted contracts	409	511	532
Inventory	416	(648)	(99)
Other current assets	(93)	(46)	(323)
Other assets	40	(206)	(59)
Accounts payable	(68)	(325)	(361)
Accrued liabilities	705	(47)	1,939
Billings in excess of costs and estimated earnings on uncompleted contracts	(177)	170	(359)
Research liability, current and long-term	923	1,025	—

Net cash used in operating activities	(26,409)	(27,999)	(35,036)

Cash flows from investing activities
Sales of investment securities	3,249	12,701	23,874
Purchases of investment securities	(9,080)	(246)	(8,556)
Sales of restricted investment securities	1,356	1,536	1,748
Purchases of restricted investment securities	(1,269)	(1,356)	(1,208)
Collections of receivables from related parties	20	—	25
Advances under receivables from related parties	—	(491)	(1,277)
Purchases of property and equipment	(1,549)	(1,354)	(3,769)
Proceeds from sale of fixed assets	4	—	—

Net cash provided by (used in) investing activities	(7,269)	10,790	10,837

Cash flows from financing activities
Principal payments under capital leases	(90)	(180)	(324)
Principal payments under long-term debt	(63)	(57)	(53)
Payments received on subscriptions receivable	—	155	82
Net proceeds from issuance of common stock and warrants	32,924	11,576	11,532
Net proceeds from sale of subsidiary’s equity to minority interests	1,735	—	21,242

Net cash provided by financing activities	34,506	11,494	32,479

Net increase (decrease) in cash and cash equivalents	828	(5,715)	8,280

Cash and cash equivalents at beginning of year	9,872	15,587	7,307

Cash and cash equivalents at end of year	$10,700	$9,872	$15,587

Supplemental disclosure of cash flow information

Cash paid for interest	$51	$59	$92

Supplemental schedule of non-cash investing and financing activities

Property and equipment acquired under capital leases	$8	$127	$56

Other non-cash additions to property and equipment	$66	$173	$—

Issuance of common stock and warrants for services	$159	$—	$—

Effect of change in interest in subsidiary from issuance of subsidiary common stock	$—	$—	$3,001

Issuance of subsidiary stock and stock options for services rendered	$—	$—	$1,013

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.

Notes to Consolidated Financial Statements

1. The Company

The consolidated financial statements include the accounts of Microvision, Inc. (“Microvision”); a Delaware corporation, and its subsidiary, Lumera Corporation (“Lumera”), a Washington corporation, (collectively the “Company”). In 2003, Microvision was reincorporated under the laws of the State of Delaware. Microvision was established to acquire, develop, manufacture and market scanned beam technology, which projects images using a single beam of light. Microvision has entered into contracts with commercial and U.S. government customers to develop applications using the scanned beam technology. Microvision has introduced two commercial products, Nomad, a see through head-worn display, and Flic, a hand-held bar code scanner. In addition, Microvision has produced and delivered various demonstration units using Microvision’s display technology. Microvision is working to commercialize additional products for potential defense, industrial, aviation, medical and consumer applications.

Lumera (NASDAQ: LMRA) was a majority owned subsidiary of Microvision until the completion of its initial public offering in July 2004 (see Note 18). Lumera was established to develop, manufacture and market optical devices using organic non-linear electro-optical chromophore materials (“Optical Materials”). Lumera is working to commercialize the devices for potential wireless networking and optical networking applications. Microvision is not contractually obligated to provide any additional funding to Lumera.

Microvision has incurred significant losses since inception. At June 30, 2004, Microvision had cash and investment balances totaling $6.0 million (unaudited). In addition, in September 2004, Microvision raised proceeds of $10 million (unaudited) from the sale of Series A convertible preferred stock. Microvision also owns 5,434,000 shares of Lumera common stock. The Company’s current operating plan calls for modest additions to the of sales, marketing, staff and the purchase of additional laboratory and production equipment. The Company’s future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. The Company believes that Microvision’s cash, cash equivalent and investment securities balances, will satisfy its budgeted cash requirements into the first quarter of 2005 based on it’s current operating plan. It is likely that the Company will be required to raise additional financing to continue operations subsequent to this time. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, the Company may be required to dispose of certain assets or to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual Microvision research costs. The Company’s capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned beam technology and the market acceptance and competitive position of such products.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s management has identified the following areas where significant estimates and assumptions have

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

been made in preparing the financial statements: revenue recognition, allowance for uncollectable receivables, inventory valuation and potential losses from litigation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and Lumera. As of December 31, 2003, Microvision owns 76%, 11% and 32% of the outstanding common stock, Series A convertible preferred stock and Series B convertible preferred stock of Lumera, respectively. The balance of Lumera is owned by public companies and private investors, directors, Microvision employees and the University of Washington (“UW”). Lumera’s losses were first allocated to its common shareholders until such losses exceeded their common equity and then to its preferred shareholders pro rata in accordance with their respective ownership interest. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash, cash equivalents and investment securities

The Company considers all investments that mature within 90 days of the date of purchase to be cash equivalents.

Short-term investment securities are primarily debt securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement. The cost of securities sold is based on the specific identification method.

Inventory

Inventory consists of raw material, work in process and finished goods for the Company’s Nomad and Flic products. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method.

Restricted Investments

Restricted investments represents certificates of deposit held as collateral for letters of credit issued in connection with a lease agreement for the corporate headquarters building. Substantially all of the balance is required to be maintained for the term of the lease, which expires in 2006.

Long-term investment

In December 1999, the Company invested $624,000 in Gemfire Corporation (“Gemfire”), a privately held corporation. Gemfire is a developer of diode laser components for display applications. The Company accounts for the investment in Gemfire using the cost method.

In June 2002, Gemfire announced a recapitalization plan that reduced the value of the Company’s investment, as a result, in June 2002, the Company recorded an impairment for the entire value of the investment in Gemfire.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Revenue recognition

Revenue has primarily been generated from contracts for further development of the scanned beam technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis. The percentage of completion method is used because the Company can make reasonably dependable estimates of the contract cost. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition.” Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed and determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provision is made for warranties at the time revenue is recorded. Warranty expense was not material during 2003, 2002 or 2001.

Concentration of credit risk and sales to major customers

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity.

The United States government accounted for approximately 49%, 83% and 93% of total revenue during 2003, 2002 and 2001, respectively. Three commercial enterprises represented 35%, 14% and 6% of total revenues during 2003, 2002, and 2001, respectively. The United States government accounted for approximately 34% and 80% of the accounts receivable balance at December 31, 2003 and 2002, respectively. In 2003, 27% of consolidated revenue was earned from development contracts with a single commercial customer.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Net loss per share

Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution for 2003, 2002 and 2001 is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive. The dilutive securities and convertible securities that were not included in earnings per share were 6,295,000, 4,051,000, and 5,672,000 at December 31, 2003, 2002 and 2001, respectively.

Research and development

Research and development costs are expensed as incurred. As described in Note 9, Lumera issued shares of its common stock in connection with a research agreement. The value of these shares is amortized over the period of the research agreement.

Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2003 and 2002 was not materially different from the fair value based on rates available for similar types of arrangements.

Long-lived assets

The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Research liability

As described in Note 14, the Company recognizes expense under the Sponsored Research Agreement with the UW on a straight-line basis over the remaining term of the agreement. The Company has recorded a liability for the difference between the expense recognized and cash payments. As of December 31, 2003. The Company had recognized cumulative expense of $6,323,000 and made cumulative cash payments of $4,375,000.

Stock-based compensation

The Company and its subsidiary each have stock-based employee compensation plans, which are more fully described in Note 12.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related amendments and interpretations, including FASB Interpretation Number (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation,” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

Total non-cash stock option expense related to employee and director awards was $271,000, $277,000, and $642,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Had compensation cost for

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

employee and director options been determined using the fair values at the grant dates consistent with the methodology prescribed under SFAS 123, the Company’s consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts indicated below (in thousands):

	Year ended December 31,
	2003	2002	2001
Net loss available for common shareholders, as reported	$(26,163)	$(27,176)	$(34,794)

Add: Stock-based employee compensation expense included in net loss available for common shareholders, as reported	266	270	618

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(8,915)	(16,410)	(18,954)

Net loss available for common shareholders, pro forma	$(34,812)	$(43,316)	$(53,130)

Net loss per share As reported	$(1.46)	$(1.93)	$(2.85)

Basic and diluted Pro forma	$(1.94)	$(3.08)	$(4.35)

New accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB revised this interpretation. The Company is required to adopt the provisions of FIN 46 no later than March 31, 2004. At December 31, 2003, the Company does not own an interest in any entities which meet the definition of a “variable interest entity.” As a result, the Company does not anticipate that the adoption of FIN 46 during the first quarter of 2004 will have a material impact on its results of operations, financial position, or cash flows.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. On October 29, 2003, the FASB voted to defer the provisions of paragraphs 9 and 10 of SFAS No. 150 as they apply to mandatorily redeemable noncontrolling interests. The Company adopted the non-deferred provisions of SFAS No. 150 effective July 1, 2003. The Company will evaluate the applicability of any changes to the deferred provisions upon their reissuance, but does not anticipate the adoption of these provisions to have a material impact on its financial position or results of operations.

3. Long-term contracts

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2003 and 2002. The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2003 and 2002.

	December 31,
	2003	2002
Billable within 30 days	$392,000	$821,000
Billable between 31 and 90 days	204,000	105,000
Billable after 90 days	68,000	147,000

	$664,000	$1,073,000

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company’s current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company’s contracts with the United States government can be terminated for convenience by the government at any time.

In April 2003, the Company entered into a $2,200,000 contract modification with the U.S. Army’s Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In April 2003, the Company entered into a $1,600,000 contract modification with the U.S. Army’s Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

In May 2002, the Company entered into a $3,300,000 contract modification with the U.S. Army’s Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In July 2002, the Company entered into a $1,900,000 contract with the NASA Langley Research Center to deliver a prototype cockpit helmet display for the Synthetic Visions Systems project.

In August 2002, the Company entered into a $1,100,000 contract modification with the U.S. Army’s Medical Research Acquisition Activities Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

In November 2002, Lumera entered into a $1,000,000 contract modification with the U.S. government to design new Optical Materials appropriate for the fabrication of a wideband optical modulator demonstration system.

In April 2001, the Company entered into a $2,900,000 contract modification with the U.S. Army’s Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program. In addition, the Company entered into a $4,200,000 contract modification with the U.S. Army’s Aircrew Integrated Helmet Systems Program office to further advance the form and functional development of a helmet-mounted display.

In October 2001, the Company entered into a $1,500,000 subcontract with Concurrent Technologies Corporation in support of the Office of Naval Research’s Battlespace Information Display Technology program. The purpose of the program is to develop micro-electrical mechanical systems for use in displaying information on the battlefield.

In December 2001, the Company entered into a $3,300,000 contract with the U.S. Army’s Medical Research Acquisition Activities Telemedicine and Advanced Technology Research Center for the initial phase in the development of a mobile wireless personal display system for medical applications.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the costs incurred on the Company’s revenue contracts:

	December 31, 2003	December 31, 2002
Costs and estimated earnings incurred on uncompleted contracts	$15,478,000	$18,909,000
Billings on uncompleted contracts	(14,867,000)	(18,066,000)

	$611,000	$843,000

Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$664,000	$1,073,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(53,000)	(230,000)

	$611,000	$843,000

4. Investments available-for-sale

The following table summarizes the composition of the Company’s available-for-sale investment securities at December 31, 2003 and 2002.

	December 31,
	2003	2002
U.S. government debt securities	$6,976,000	$3,768,000
U.S. corporate debt securities	4,102,000	1,536,000

	$11,078,000	$5,304,000

The fair value of the available-for-sale investment securities by contractual maturity at December 31, 2003 is as follows:

Fair value
Due in one year or less	$11,078,000
Due in one year through two years	—
Due in two years through three years	—

$11,078,000

5. Inventory

Inventory consists of the following:

	December 31, 2003	December 31, 2002
Raw materials	$98,000	$456,000
Work in process	—	92,000
Finished goods	233,000	199,000

	$331,000	$747,000

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

6. Accrued liabilities

Accrued liabilities consist of the following:

	December 31,
	2003	2002
Bonuses	$1,487,000	$1,413,000
Payroll and payroll taxes	858,000	831,000
Compensated absences	508,000	512,000
Taxes other than income taxes	429,000	324,000
Facility closing costs	431,000	—
Professional fees	236,000	408,000
Relocation	205,000	196,000
Subcontractors	81,000	163,000
Other	929,000	462,000

	$5,164,000	$4,309,000

7. Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2003	2002
Lab and production equipment	$7,152,000	$6,261,000
Leasehold improvements	4,666,000	4,606,000
Computer hardware and software	3,874,000	3,648,000
Office furniture and equipment	1,030,000	1,043,000

	16,722,000	15,558,000
Less: Accumulated depreciation	(10,764,000)	(7,886,000)

	$5,958,000	$7,672,000

8. Receivables from related parties

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company’s three senior officers. The limit of the line of credit is three times the executives’ base salary less any amounts outstanding under the Executive Option Exercise Note Plan. In 2002 and 2001, the Board of Directors authorized a $200,000 and $500,000 addition, respectively, to the limit for one senior officer. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the senior officer’s termination or within thirty days of demand by the Company in the event of a plan termination, provided that in the event of such a demand the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. At December 31, 2003 and 2002, a total of $2,723,000 and $2,743,000, respectively, was outstanding under the lines of credit.

The Company determined that one of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company’s lines of credit. In 2003 and 2002, the Company recorded an allowance for doubtful accounts for receivables from senior officers of $200,000 and $700,000, respectively. The balance of the allowance for doubtful accounts for receivables from senior officers was $900,000 and $700,000 at December 31, 2003 and 2002, respectively.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Under current SEC rules, the Company is prohibited from changing the repayment terms of the lines of credit. No repayments have been made on the outstanding lines of credit. At December 31, 2003, the Company reclassified the loan balance to shareholder’s equity under the guidance provided by the SEC for loans to shareholders due to the absence of any repayment of the loans to date. The Company has no plans to forgive the principal balance outstanding of the lines of credit.

In 2000, three executive officers of the Company exercised a total of 128,284 stock options, in exchange for full recourse notes totaling $285,000. These notes bear interest at 4.6% to 6.2% per annum. Each note is payable in full upon the earliest of (1) a fixed date ranging from January 31, 2001 to December 31, 2004 depending on the expiration of the options exercised; (2) the sale of all of the shares acquired with the note; (3) on a pro rata basis upon the partial sale of shares acquired with the note, or (4) within 90 days of the officer’s termination of employment. At both December 31, 2003 and 2002, a total of $165,600 was outstanding under the full recourse notes. The notes are included as subscriptions receivable from related parties in shareholders’ equity on the consolidated balance sheet.

The interest on both the lines of credit and the full recourse notes is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $163,000 and $159,000 was recognized in 2003 and 2002, respectively, for interest forgiven.

9. Lumera Subsidiary Equity Transactions

In March 2000, Lumera issued 4,700,000 shares of its Class B common stock to the Company for services provided by the Company to Lumera valued at $94,000. At the same time, Lumera issued 670,000 shares of its Class B common stock to certain Microvision employees for $12,000 in cash. Shares of Lumera Class B common stock have ten votes per share.

In January 2001, Lumera issued 802,000 shares of Lumera Class A common stock to the UW at a value of $3.75 per share in connection with the research agreement described in Note 13. Shares of Lumera Class A common stock have one vote per share. The valuation of the shares issued to the UW was more than the per share carrying amount of the Company’s interest in Lumera. Although the Company’s percentage ownership in Lumera was reduced as a result of this transaction, the increased value of Lumera stock on the change in ownership interest resulted in a gain for the Company. The amount of the gain of $3,001,000 resulting from the revaluation of the Company’s interest in Lumera was credited to paid-in capital.

In March 2001, Lumera issued 2,400,000 shares of its Series A preferred stock at a price of $10.00 per share. Included in this total were 264,000 shares issued to the Company in repayment of intercompany borrowings. The Lumera Series A preferred stock is convertible into shares of Lumera Class A common stock and has voting rights equivalent to the Class A common stock. Holders of the Lumera Series A preferred stock are entitled to receive noncumulative dividends at a rate of $0.60 per share per annum, when and if declared by Lumera’s Board of Directors. On any liquidation of Lumera, each holder of Lumera Series A preferred stock is entitled to receive an amount of $10.00 per share in preference to any distribution to the holders of Lumera common stock. Upon full payment of the Series A preferences, the holders of Lumera preferred and common stock share in any further distributions based on the number of shares of common stock held (on an as converted basis) until the holders of the Lumera Series A preferred stock receive an aggregate of $30.00 per share. Thereafter, any remaining funds and assets of Lumera are distributed pro rata among the holders of the common stock. While not redeemable, the Series A preferred stock contains a provision which, in the event of a change in control of Lumera, gives the holders of the preferred stock the right to receive a cash distribution equal to the liquidation preference on the preferred stock.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

In September 2001, Lumera issued fully vested options to purchase 33,000 shares of Class A common stock at an exercise price of $10.00 per share to a consultant for services completed. The options expire 10 years following the date of issue. The options were valued at $137,000 on the grant date, are not subject to remeasurement and were fully expensed in the period granted. The estimated fair value was determined using the Black-Scholes option-pricing model with the following assumptions: underlying security fair market value of $5.34, dividend yield of zero percent, expected volatility of 80%, risk-free interest rate of 4.0%, expected life of 10 years.

In October 2002, Lumera paid $200,000 and issued a warrant to purchase 164,000 shares of Lumera Class A Common Stock at an exercise price of $3.65 per share to Arizona Microsystems, Inc. in exchange for a license of certain Arizona Microsystems, Inc. technology. The warrant expires 10 years following the date of grant, and vests 25% on the date of grant and 25% annually from the date of grant. The warrant was valued at the date of grant at $133,000. The total purchase price of $333,000 was recorded as capitalized licensing costs and is included in “Other Assets” at December 31, 2002. The fair value of the warrant was estimated using the Black Scholes option pricing model with a stock price of $0.98 per share, dividend yield of zero percent; expected volatility of 100%; risk-free interest rate of 4.0% and expected life of ten years. Lumera is required to pay an additional $200,000 to Arizona Microsystems, Inc. if Lumera completes financing transactions accumulating to greater than $10,000,000.

In August 2003, Lumera raised $1,900,000, before issuance costs of $34,000, from the sale of 944,000 shares of Series B convertible preferred stock to Microvision and other purchasers. Microvision purchased 434,000 of these shares for an aggregate purchase price of $868,000. In October 2003, Lumera raised $782,000 before issuance costs of $32,000, from the sale of 391,000 shares of Series B convertible preferred stock. Microvision did not purchase additional shares of Series B preferred stock in the October 2003 offering. Each share of Series B preferred stock is convertible into one share of Lumera common stock. The Lumera Series B preferred stock is convertible into shares of Lumera Class A common stock and has voting rights equivalent to the Class A common stock. Holders of the Lumera Series B preferred stock are entitled to receive noncumulative dividends at a rate of $0.12 per share per annum, when and if declared by Lumera’s Board of Directors. On any liquidation of Lumera, each holder of Lumera Series B preferred stock is entitled to receive an amount of $2.00 per share in preference to any distribution to the holders of Lumera common stock. Upon full payment of the Series B preferences, the holders of Lumera preferred and common stock share in any further distributions based on the number of shares of common stock held (on an as converted basis) until the holders of the Lumera Series B preferred stock receive an aggregate of $6.00 per share. Thereafter, any remaining funds and assets of Lumera are distributed pro rata among the holders of the common stock. While not redeemable, the Series B preferred stock contains a provision which, in the event of a change in control of Lumera, gives the holders of the preferred stock the right to receive a cash distribution equal to the liquidation preference on the preferred stock.

In August 2003, Lumera issued options to purchase an aggregate of 164,000 shares of its Class A Common Stock to two consultants in connection with entering into certain consulting agreements. Each holder was granted a warrant to purchase up to 82,000 shares of Class A Common Stock at a price of $3.65 per share with a ten year life. In aggregate, 41,000 of the options were vested on the grant date. The remaining 123,000 shares vest one-third on each subsequent annual anniversary of the grant date and are subject to remeasurement at each balance sheet date during the vesting period. The deferred compensation and liability related to these options is being amortized to non-cash compensation expense over the two year period of service under the agreements. The aggregate value of both options was estimated at $136,000 at the grant date and December 31, 2003. Total non-cash compensation expense was $32,000 for the year ended December 31, 2003. The fair values of the options were estimated at the grant date and December 31, 2003, using the Black-Scholes option pricing model with the following weighted-average assumptions: underlying security fair market value of $0.98, dividend yield of zero percent; expected volatility of 100% for both measurement dates; risk-free interest rates of 4.4% and 4.3%; and expected lives of 10 and 9.7 years, respectively.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Losses in Lumera are first allocated to the holders of the common stock and then to the holders of the preferred shareholders pro rata in accordance with their respective ownership interest. Losses are not allocated to the options and warrants until exercised.

Lumera common stock, Series A preferred stock and Series B preferred stock are eliminated in consolidation with Microvision interests in Lumera common stock, Series A preferred stock, Series B preferred stock and options and warrants to purchase equity in Lumera held by investors other than the Company, and are presented as minority interests on the Company’s consolidated balance sheet. A reconciliation of the changes in ownership interests is as follows (in thousands):

	Minority Interests
	Common	Preferred	Total	Microvision	Total
Balance at December 31, 2000	—	—	—	(2,798)	(2,798)
Issuance of common stock to UW	3,009	—	3,009	—	3,009
Change in interest	(3,001)	—	(3,001)	3,001	—
Issuance of preferred stock, net	—	21,242	21,242	2,640	23,882
Options and warrants	168	—	168	719	887
Loss allocation for 2001	(8)	(6,586)	(6,594)	(3,045)	(9,639)

Balance at December 31, 2001	168	14,656	14,824	517	15,341
Options and warrants	140	—	140	—	140
Loss allocation for 2002	—	(7,741)	(7,741)	(957)	(8,698)

Balance at December 31, 2002	308	6,915	7,223	(440)	6,783
Issuance of preferred stock, net	—	1,735	1,735	868	2,603
Options and warrants	14	—	14	—	14
Loss allocation for 2001	—	(7,125)	(7,125)	(958)	(8,083)

Balance at December 31, 2003	$322	$1,525	$1,847	$(530)	$1,317

10. Common stock

As described in Note 13 “Commitments and Contingencies”, in February 2001 the Company issued 37,000 shares of common stock valued at $1,000,000 to the UW in connection with the purchase of an exclusive license agreement.

In October 2001, the Company raised $11,000,000 (before issuance costs) upon issuance of 971,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase an aggregate of 146,000 shares of common stock at a price of $14.62 per share for a period of four years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In March 2002, the Company raised $6,028,000 (before issuance costs) upon issuance of 524,000 shares of common stock to a group of private investors.

In July 2002, the Company raised $3,000,000 (before issuance costs) upon issuance of 938,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase 234,000 shares of common stock at a price of $4.80 per share, for a period of five years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In August 2002, the Company raised $3,000,000 (before issuance costs) upon issuance of 686,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

137,000 shares of common stock at a price of $6.56 per share, for a period of five years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In March 2003, the Company raised $12,560,000, before issuance costs of $970,000, from the sale of 2,644,000 shares of common stock and warrants to purchase 529,000 shares of common stock at an exercise price of $6.50 per share. Each share of common stock and accompanying partial warrant was sold for $4.75. The warrants are first exercisable in September 2003 and expire in March 2008. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In August 2003, the Company issued 8,600 fully vested shares of Microvision common stock to a professional services firm in connection with consulting services provided to the Company. The shares were valued at $7.28, the closing price on the date of issuance, and the full value of the shares, $63,000, was charged to non-cash compensation at the time of issuance.

In November 2003, the Company raised $22,250,000, before issuance costs of $1,454,000, from the sale of 3,560,000 shares of common stock to a group of private investors.

11. Warrants

In September 2003, the Company issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party in exchange for services provided to the Company. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vests in three equal tranches on the date of grant, in December 2003, and March 2004. The other warrant grants the holder the right to purchase up to 10,000 shares at a price of $12.00 per share and vests in March 2004. The unvested warrants are subject to remeasurement at each balance sheet date. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the fourteen month service period of the agreement. Non-cash amortization expense related to these warrants was $192,000 for 2003. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7% and dividend yields of zero percent. The expected lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2000, the Company issued warrants to purchase an aggregate of 200,000 shares of common stock to two consultants in connection with entering into certain consulting agreements with the Company. One of the consultants subsequently became a director. The warrants grant each of the holders the right to purchase up to 100,000 shares of common stock at a price of $34.00 per share. The warrants to purchase an aggregate of 150,000 shares vested over three years and were subject to remeasurement at each balance sheet date during the vesting period. The remaining warrants to purchase an aggregate of 50,000 shares had a measurement date at the time of grant. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the five-year period of service under the agreements. The total original value of both warrants was estimated at $5,476,000. Due to stock price fluctuations, the subsequent values for those warrants subject to remeasurement were estimated at $2,975,000, $2,979,000 and $3,441,000 as of June 7, 2003, December 31, 2002 and 2001, respectively. On June 7, 2003, the warrants became fully vested and the value of both warrants was fixed. Total non-cash amortization expense was $595,000, $542,000 and $775,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The fair values of the warrants were estimated at June 7, 2003, December 31, 2002 and 2001, using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent; and expected volatility of 83% for all measurement dates; risk-free interest rates of 4.0%, 5.0% and 5.9%; and expected lives of 7.4, 8.1 and 9.2 years.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2003:

	Shares	Weighted- average exercise price
Outstanding at December 31, 2000	463,000	$29.11

Granted:
Exercise price greater than fair value	158,000	14.62
Exercise price less than fair value	1,000	8.00
Exercised	(7,000)	11.57
Canceled/expired	—	—

Outstanding at December 31, 2001	615,000	25.55

Granted:
Exercise price greater than fair value	372,000	5.45
Exercised	(5,000)	8.00
Canceled/expired	(7,000)	8.00

Outstanding at December 31, 2002	975,000	18.10

Granted:
Exercise price greater than fair value	539,000	6.60
Exercise price less than fair value	60,000	7.50
Exercised	—	—
Canceled/expired	—	—

Outstanding at December 31, 2003	1,574,000	$13.76

Exercisable at December 31, 2003	1,544,000	$13.85

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted:

	Year ended December 31,
	2003	2002	2001
Exercise price greater than fair value	$1.69	$1.29	$5.82
Exercise price less than fair value	4.10	—	18.39

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2003:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable at December 31, 2003	Weighted- average exercise price
		(years)
$4.80-$6.50	763,000	3.99	$5.98	763,000	$5.98
$6.56-$7.50	197,000	3.67	6.85	177,000	6.77
$12.00-$14.62	180,000	1.70	14.33	170,000	14.47
$16.00-$20.32	179,000	0.30	19.09	179,000	19.09
$34.00	200,000	6.61	34.00	200,000	34.00
$53.00-$61.13	55,000	1.28	53.73	55,000	53.73

$4.80-$61.13	1,574,000			1,544,000

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Microvision common stock warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of zero percent and expected volatility of 83% for all years; risk-free interest rates of 2.1%, 2.2% and 2.9%; and expected lives of 3, 2 and 2 years, respectively.

12. Options

The Company has several stock option plans (“Option Plans”) that provide for granting incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”) to employees, directors, officers and certain non-employees of the Company as determined by the Board of Directors, or its designated committee (“Plan Administrator”). The Company deems the fair market value of its stock on any given trading day to be the closing price of its stock on the Nasdaq National Market on that date.

In December 2003, the Board of Directors authorized extending the original expiration date for all outstanding employee options with original expiration terms of less than 10 years. Under terms of the offer, employees could extend the life of options that had original lives less than ten years by five years from the original expiration date. No other terms of the options were amended. All options were fully vested on the offer date. The extensions were voluntary and, in total, holders elected to extend 263,000 of the 264,000 eligible shares. At the time of the extensions the Company recorded $145,000 in non-cash compensation expense for the excess of the fair market value of the common stock over the relevant exercise price of the options on the modification date.

In November 2002, the Company offered to exchange most of its outstanding options to purchase common stock for new options scheduled to be granted on or after June 11, 2003. All eligible options that were properly submitted for exchange were accepted and cancelled effective December 10, 2002. Employees tendered options to purchase an aggregate of 2,521,714 shares of the Company’s common stock. Under the terms of the exchange program, the Company granted new options to purchase an aggregate of 1,731,825 shares of the Company’s common stock on June 13, 2003. The exercise price of the new options was $7.00 per share.

In May 2002, shareholders approved an amendment to the 1996 Stock Option Plan, increasing the number of shares reserved for the Plan by 2,500,000 to 8,000,000. The shareholders also approved amendments to the Independent Director Stock Option Plan (“Director Option Plan”) that increased the total shares reserved for the Plan by 350,000 to 500,000 shares; established a fully vested option grant to purchase 15,000 shares to each independent director upon initial election or appointment to the Board of Directors; increased the number of shares granted in the annual initial and reelection grants from 5,000 to 15,000; granted a one-time option to each independent director to purchase 10,000 shares; and, authorized the Board of Directors to make discretionary grants.

In October 2001, the Board of Directors granted the independent directors options to purchase an aggregate of 57,232 shares subject to shareholder approval. In May 2002, the shareholders approved the grants.

For Option Plan grants, other than non-discretionary grants to directors, the date of grant, option price, vesting period and other terms specific to options granted are determined by the Plan Administrator. The specific terms of Mandatory Director Grants are specified by the plan document.

Stock options issued under the Option Plans, other than the Director Option Plan, generally have vesting ranges from three years to four years; expirations of 10 years; and exercise prices greater than or equal to the fair market value of the Company’s stock on the date of grant.

The Director Option Plan provides for two types of Mandatory Grants: a fully vested option to purchase 15,000 shares of common stock to each independent director upon initial election or appointment to the Board of

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Directors, and an additional initial or annual reelection option to purchase 15,000 shares of common stock, which vests no later than the Company’s subsequent regularly scheduled annual shareholders’ meeting. For both types of Mandatory Grants, the exercise prices are set equal to the average closing price of the Company’s common stock as reported on the Nasdaq National Market during the ten trading days prior to the date of grant and have ten year terms. Upon leaving the Board, the director’s grants remain exercisable until their expiration dates.

During 2001, the Company issued 462,000 options, outside of its stock option plans, to employees who are not executive officers of the Company. The terms and conditions of these options issued are the same as those issued under the Option Plans, except for the vesting provisions. These grants vest 25% on the grant date, 25% six months from the grant date, 25% one year from grant date and 25% eighteen months from grant date.

In October 2001, the Company granted, subject to shareholder approval, 127,000 options to independent directors. As the issuance of these options was contingent upon shareholder approval, there was no measurement date for these options at December 31, 2001. In May 2002, shareholders approved these issuances. Deferred compensation of $133,000 was recorded related to these options as the fair value of the stock at the measurement date was greater than the exercise price.

The following table summarizes activity with respect to Microvision common stock options for the three years ended December 31, 2003:

	Shares	Weighted- average exercise price
Outstanding at December 31, 2000	3,054,000	$24.65

Granted:
Exercise price greater than fair value	1,566,000	18.35
Exercise price equal to fair value	934,000	19.24
Exercise price less than fair value	70,000	13.52
Exercised	(92,000)	11.85
Forfeited	(475,000)	27.30

Outstanding at December 31, 2001	5,057,000	21.52

Granted:
Exercise price greater than fair value	106,000	10.23
Exercise price equal to fair value	694,000	9.71
Exercised	(3,000)	7.40
Cancelled under exchange program	(2,522,000)	24.63
Forfeited	(256,000)	20.28

Outstanding at December 31, 2002	3,076,000	16.03

Granted:
Exercise price greater than fair value	1,935,000	7.15
Exercise price equal to fair value	378,000	6.76
Exercise price less than fair value	197,000	6.93
Exercised	(82,000)	6.60
Forfeited	(783,000)	10.06

Outstanding at December 31, 2003	4,721,000	$12.43

Exercisable at December 31, 2003	3,030,000	$13.56

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information about the weighted-average fair value of Microvision common stock options granted:

	Year ended December 31,
	2003	2002	2001
Exercise price greater than fair value	$3.19	$5.45	$8.89
Exercise price equal to fair value	4.26	6.58	12.84
Exercise price less than fair value	2.69	—	8.68

The following table summarizes information about Microvision common stock options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable at December 31, 2003	Weighted- average exercise price
		(years)
$3.25-$3.25	5,000	8.55	$3.25	1,000	$3.25
$3.37-$5.25	96,000	8.59	4.36	21,000	4.41
$5.32-$6.21	140,000	9.23	5.93	13,000	5.43
$6.25-$7.02	1,808,000	9.21	6.97	932,000	6.95
$7.06-$10.21	498,000	7.88	8.88	304,000	8.89
$10.31-$15.00	1,439,000	7.23	14.27	1,282,000	14.56
$15.13-$20.00	227,000	7.08	18.34	142,000	18.40
$20.25-$30.88	233,000	7.04	25.33	146,000	25.27
$31.11-$42.94	266,000	6.33	35.02	182,000	35.39
$47.13-$60.75	9,000	6.18	49.26	7,000	49.26

$3.25-$60.75	4,721,000			3,030,000

Lumera Subsidiary Stock Option Plans

In 2000, Lumera adopted the 2000 Stock Option Plan (the “Lumera Plan”). The Lumera Plan provides for the granting of stock options to employees, consultants and non-employee directors of Lumera. Lumera has reserved 3,000,000 shares of Class A common stock for issuance pursuant to the Lumera Plan. The terms and conditions of any options granted, including date of grant, the exercise price and vesting period are to be determined by the Plan Administrator. Stock options issued under the Lumera Plan generally vest over four years and expire after ten years.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes activity with respect to Lumera common stock options for the period from inception to December 31, 2003:

	Shares	Weighted- average exercise price
Outstanding at December 31, 2000	167,000	$1.01

Granted:
Exercise price greater than fair value	412,000	10.00
Exercise price equal to fair value	99,000	4.23
Exercised	—	—
Forfeited	(43,000)	.76

Outstanding at December 31, 2001	635,000	7.36

Granted:
Exercise price equal to fair value	96,000	10.00
Forfeited	(98,000)	4.63

Outstanding at December 31, 2002	633,000	8.18

Granted:
Exercise price greater than fair value	309,000	3.38
Forfeited	(37,000)	10.00

Outstanding at December 31, 2003	905,000	$6.47

Exercisable at December 31, 2003	463,000	$7.26

Lumera options outstanding at December 31, 2003, 2002 and 2001 had weighted average contractual lives of 8.2, 8.5 and 9.4 years, respectively.

The following table summarizes consolidated non-cash compensation expense related to options and warrants:

	2003	2002	2001
Lumera stock issued to the University of Washington	$1,003,000	$1,003,000	$844,000
Company and Lumera stock options issued to consultants	882,000	571,000	1,047,000
Lumera stock warrant issued to Arizona Microsystems	—	133,000	—
Company and Lumera stock options issued to employees	270,000	219,000	411,000
Company stock and options issued to Independent Directors	1,000	58,000	231,000

	$2,156,000	$1,984,000	$2,533,000

Fair Value Disclosures

The fair values of Microvision common stock options granted were estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of zero percent; expected volatility of 83% for all years; risk-free interest rates of 2.2%, 4.2% and 4.1%; and expected lives of 3, 5 and 4 years. Actual forfeitures of 25.4%, 54.9% and 15.5% were used for the years ended December 31, 2003, 2002 and 2001, respectively. Excluding shares cancelled under the voluntary extension for grants with terms less than ten years, the actual forfeiture rate for 2003 was 16.3%. Excluding shares cancelled under the November 1, 2002 voluntary stock option exchange offer, the actual forfeiture rate for 2002 was 5.0%.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair values of the options granted by Lumera was estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of zero percent; expected volatility of zero percent for all years; risk-free interest rates of 3.8%, 4.6% and 4.5%; and expected lives of 7, 7 and 6 years. Actual forfeitures of 5.8%, 15.4% and 10.0% were used for the years ended December 31, 2003, 2002 and 2001, respectively.

13. Commitments and contingencies

Agreements with the University of Washington

In October 1993, the Company entered into a Research Agreement and an exclusive license agreement (“License Agreement”) with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement (“Research Agreement”), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

In March 1994, the Company entered into an exclusive license agreement (“HALO Agreement”) with the UW. This technology involves the projection of data and images onto the inside of a dome that is placed over the viewer’s head. The HALO Agreement grants the Company the exclusive right to market the technical information for the purpose of commercial exploitation. Under the agreement, the Company was obligated to pay to the UW $75,000 and issue 31,250 shares of common stock upon filing of the first patent application and $100,000 and issue 62,500 shares of common stock upon issuance of the first patent awarded. In 1999, the UW filed a patent application under the HALO Agreement and the Company recorded $452,000 as an expense, based on the value of the 31,250 shares of common stock on the patent filing date and the $75,000 cash payment, as an expense. The shares of common stock were issued and the cash payment was made in February 2000.

In February 2001, the Company entered into an amendment to the HALO Agreement, whereby it purchased the rights to HALO display technology from the UW for an additional cash payment of $100,000 and 37,000 shares of Microvision common stock valued at the closing price of the Company’s common stock on the date of the amendment. The Company recorded $1,100,000, the total value of the shares of common stock and the cash payment, as a research and development expense.

In October 2000, Lumera entered into an exclusive license agreement (“Lumera License Agreement”) and a Sponsored Research Agreement with the UW. The Lumera License Agreement grants Lumera exclusive rights to certain intellectual property including technology being developed under the Sponsored Research Agreement whereby Lumera has an exclusive royalty-bearing license to make, use, sell or sublicense the licensed technology. In consideration for the Lumera License Agreement, Lumera agreed to pay a one-time nonrefundable license issue fee of $200,000 to the UW, which was expensed as research and development, as there are no known alternative uses for the technology.

Under the terms of the Sponsored Research Agreement, Lumera issued 802,000 shares of Lumera’s Class A common stock. The shares were vested in full by mutual agreement between the UW and Lumera on January 8, 2001. The estimated fair value of the shares issued was $3,009,000 and has been recorded as prepaid research and development expense, and will be amortized over the term of the research plan. Amortization expense of $1,003,000, $1,003,000 and $844,000 was recorded as non-cash compensation expense in 2003, 2002 and 2001,

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

respectively. The balance in prepaid research expenses at December 31, 2003, December 31, 2002 and December 31, 2001 was $159,000, $1,162,000 and $2,165,000, respectively.

In connection with the Sponsored Research agreement, Lumera agreed to pay an aggregate of $9,000,000 in quarterly payments over three years. The first payment was made upon Lumera’s acceptance of the UW research plan on February 26, 2001.

In February 2002, Lumera and the UW amended the Sponsored Research Agreement to extend quarterly payments and performance through 2005. In March 2003, Lumera and the UW entered into a second amendment to the Sponsored Research Agreement, which deferred certain 2003 payments until 2004. The amounts deferred under this second amendment were due on April 1, 2004. The amounts deferred under this second amendment were to be due on April 1, 2004. In November 2003, Lumera and the UW entered into a third amendment to the Sponsored Research Agreement. Under the terms of the amendment to, Lumera’s payment obligation to the UW is reduced to $125,000 per quarter from October 1, 2003 to September 30, 2004, and $300,000 for the quarter ending December 31, 2004. If Lumera and the UW agree to extend the Sponsored Research Agreement though 2006, Lumera would be required to pay the UW $325,000 per quarter in 2005 and $375,000 per quarter in 2006. The amendment requires Lumera to make its unpaid payments of $2,000,000 due by May 2005, unless making the payment would materially adversely affect Lumera’s ability to continue operations.

Under the terms of the third amendment, Lumera’s payment obligation to the University of Washington is reduced to $7,050,000 from $9,000,000. Lumera has made payments to the University of Washington of $1,000,000, $1,125,000 and $2,250,000 and recognized expense of $1,924,000, $2,400,000 and $2,000,000 during 2003, 2002 and 2001, respectively under the Sponsored Research Agreement.

Lumera has also conditionally committed to provide $300,000 per year to the UW during the original three-year term of the Sponsored Research Agreement for additional research related to the Optical Materials. Lumera has paid $800,000 of this conditional commitment as of December 31, 2003.

Under the terms of the agreements, Lumera is also required to pay certain costs related to filing and processing of patents and copyrights related to the agreements. Additionally, Lumera will pay certain ongoing royalties.

As described in Note 9, Lumera is required to make an additional payment of $200,000 to Arizona Microsystems, Inc. if Lumera completes financing transactions totaling more than $10,000,000.

Litigation

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any legal proceedings that management believes the adverse outcome of which would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Lease commitments

The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year. The Company entered into a facility lease that commenced in April 1999, which includes extension and rent escalation provisions over the seven-year term of the lease. Rent expense is recognized on a straight-line basis over the lease term.

The company entered into a 42 month facility lease in July 2002 for office space in San Mateo, California. The Company has entered into a sublease agreement for this office space.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2004	$68,000	$1,988,000
2005	36,000	1,992,000
2006	—	473,000
2007	—	46,000
2008	—	—
Thereafter	—	—

Total minimum lease payments	104,000	$4,499,000

Less: Amount representing interest	(8,000)

Present value of capital lease obligations	96,000

Less: Current portion	(62,000)

Long-term obligation at December 31, 2003	$34,000

Operating lease commitments amounts do not include the impact of contractual sublease receipts of $179,000 and $144,000 for the years ended December 31, 2004 and 2005, respectively.

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,160,000 and $928,000, respectively, at December 31, 2003 and $1,231,000 and $810,000 respectively, at December 31, 2002.

Rent expense was $2,302,000, $1,639,000 and $1,557,000, for 2003, 2002 and 2001, respectively. Rent expense in 2003 includes $540,000 for the closure of the Company’s facility in San Mateo, California.

Long-term debt

During 1999, the Company entered into a loan agreement with the lessor of the Company’s corporate headquarters to finance $420,000 in tenant improvements. The loan carries a fixed interest rate of 10% per annum, is repayable over the initial term of the lease, which expires in 2006, and is secured by a letter of credit.

14. Income taxes

A provision for income taxes has not been recorded for 2003, 2002 or 2001 due to valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on the Companies’ history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2003, Microvision has net operating loss carryforwards of approximately $139,268,000, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $1,927,000. The net operating loss carryforwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2008 to 2023 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company’s stockholders during any three-year period would result in limitations on the

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

Company’s ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Lumera files a separate tax return. At December 31, 2003, Lumera has net operating loss carry-forwards of approximately $27,241,000 for federal income tax reporting purposes. In addition, Lumera has research and development tax credits of $692,000. The net operating loss carryforwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2020 through 2023, if not previously utilized.

Deferred tax assets are summarized as follows:

	December 31,
	2003	2002
Net operating loss carryforwards—Microvision	$47,351,000	$39,684,000
Net operating loss carryforwards—Lumera	9,262,000	6,784,000
R&D credit carryforwards—Microvision	1,927,000	2,127,000
R&D credit carryforwards—Lumera	692,000	273,000
Other	4,281,000	3,191,000

	63,513,000	52,059,000
Less: Valuation allowance	(63,513,000)	(52,059,000)

Deferred tax assets	$—	$—

The valuation allowance and the research and development credit carryforwards account for substantially all of the difference between the Company’s effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders’ equity.

15. Retirement savings plan

The Company has a retirement savings plan (“the Plan”) that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee’s per pay period compensation, starting on April 1, 2000. During 2003, 2002 and 2001, the Company contributed $392,000, $351,000 and $271,000, respectively, to the Plan under the matching program.

16. Segment Information

The Company is organized into two segments—Microvision, which is engaged in scanned beam displays and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company’s operations.

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, “Summary of Significant Accounting Policies.”

A portion of each segments’ administration expenses arise from shared services and infrastructure that Microvision has provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses are allocated to the segments and the allocation has been determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

The following tables reflect the results of the Company’s reportable segments under the Company’s management system. The performance of each segment is measured based on several metrics. These results are used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments (in thousands).

	Year ended December 31, 2003
	Microvision	Lumera	Elimination	Total
Revenues	$12,927	$1,725	$—	$14,652
Cost of revenue	6,032	1,014	—	7,046
Research and development expense	16,755	6,561	—	23,316
Marketing, general and administrative expense	14,557	1,270	—	15,827
Non-cash compensation expense	1,115	1,041	—	2,156
Interest income	342	39	—	381
Interest expense	51	—	—	51
Segment loss	25,205	8,083	(7,125)	26,163
Depreciation	1,924	1,185	—	3,109
Expenditures for capital assets	1,094	455	—	1,549
Segment assets	37,224	4,058	(7,364)	33,918

	Year ended December 31, 2002
	Microvision	Lumera	Elimination	Total
Revenues	$14,971	$946	$—	$15,917
Cost of revenue	6,667	330	—	6,997
Research and development expense	18,362	7,157	—	25,519
Marketing, general and administrative expense	15,577	1,221	—	16,798
Non-cash compensation expense	841	1,143	—	1,984
Interest income	860	199		1,059
Interest expense	59	—	—	59
Segment loss	26,219	8,698	(7,741)	27,176
Depreciation	1,894	1,049	—	2,943
Expenditures for capital assets	792	562	—	1,354
Segment assets	30,144	8,589	(6,466)	32,267

Microvision, Inc.

Notes to Consolidated Financial Statements—(Continued)

	Year ended December 31, 2001
	Microvision	Lumera	Elimination	Total
Revenues	$9,902	$860	$—	$10,762
Cost of revenue	5,799	310	—	6,109
Research and development expense	25,513	6,386	—	31,899
Marketing, general and administrative expense	11,635	2,849	(128)	14,356
Non-cash compensation expense	1,521	1,012	—	2,533
Interest income	2,593	377	(447)	2,523
Interest expense	92	447	(447)	92
Segment loss	31,749	9,639	(6,594)	34,794
Depreciation	1,531	850	—	2,381
Expenditures for capital assets	1,897	1,872	—	3,769
Segment assets	44,606	15,988	(6,539)	54,055

17. Quarterly Financial Information (Unaudited)

The following table presents the Company’s unaudited quarterly financial information for the years ending December 31, 2003 and 2002:

	Year ended December 31, 2003
	December 31	September 30	June 30	March 31
Revenue	$4,039,000	$2,565,000	$4,511,000	$3,537,000
Gross Margin	2,102,000	1,066,000	2,310,000	2,128,000
Net loss	(5,210,000)	(6,865,000)	(6,692,000)	(7,396,000)
Net loss per share—basic and diluted	(.26)	(.39)	(.38)	(.46)

	Year ended December 31, 2002
	December 31	September 30	June 30	March 31
Revenue	$3,193,000	$4,186,000	$4,734,000	$3,804,000
Gross Margin	2,121,000	2,267,000	2,539,000	1,993,000
Net loss	(6,901,000)	(5,401,000)	(6,648,000)	(8,226,000)
Net loss per share—basic and diluted	(.46)	(.37)	(.49)	(.63)

18. Subsequent Events

Lumera Financing

On March 12, 2004 Lumera raised $500,000, before issuance costs, from the sale of 250,000 shares of Series B convertible preferred stock to a group of private investors. Microvision did not participate in the offering.

Lumera Initial Public Offering (Unaudited)

In July 2004, Lumera completed an initial public offering of its common stock. In connection with the offering, all Lumera Series A and Series B Preferred Stock was converted to Lumera common stock. Immediately after the offering Microvision owned 5,434,000 shares or 33% of the common stock of Lumera. As a result of the change in ownership percentage, Microvision will change the method of accounting for its investment in Lumera to the equity method. Microvision expects to record a non-cash change in interest gain of approximately $13.0 million during the third quarter as a result of the public offering. In connection with the initial public offering, Microvision entered into a six month lock-up agreement. During the lock-up period, Microvision cannot sell or pledge as collateral its shares of Lumera stock.

Schedule I

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(in thousands)

Description	Balance at beginning of fiscal period	Charges to costs & expenses	Charges to other accounts	Deductions	Balance at end of fiscal period
Year Ended December 31, 2001
Allowance for receivables from related parties	—	—	—	—	—
Tax valuation allowance	23,855	—	16,116	—	39,971
Year Ended December 31, 2002
Allowance for receivables from related parties	—	700	—	—	700
Tax valuation allowance	39,971	—	12,088	—	52,059
Year ended December 31, 2003
Allowance for receivables from related parties	700	200	—	—	900
Tax valuation allowance	52,059	—	11,454	—	63,513